Exhibit 99.1

-FOR IMMEDIATE RELEASE-

ELRON ANNOUNCES APPOINTMENT OF NEW CHAIRMAN

Tel Aviv, Israel, January 8, 2007 – Elron Electronic Industries Ltd. (NASDAQ & TASE: ELRN) today announced that it has appointed Mr. Arie Mientkavich, as the Chairman of Elron’s Board of Directors. Mr. Mientkavich replaces Mr. Ami Erel, the President and Chief Executive Officer of Discount Investment Corporation Ltd. (“DIC”), a 49% shareholder of Elron, who has held the position of Chairman since 1999. Mr. Erel will remain as a member of Elron’s Board of Directors.

Mr. Mientkavich, currently also holds the positions of Deputy Chairman of IDB Holding Corporation Ltd., DIC’s parent company as well as Vice Chairman of Gazit Globe Ltd. and Chairman of Gazit Globe (Development) Ltd. Mr. Mientkavich brings with him a wealth of experience, having served in various senior executive positions, including as Chairman of Israel Discount Bank Ltd. from 1997 to 2006 and as Chairman of the Israel Securities Authority from 1987 to 1997. He also served in a number of positions in Israel’s Finance Ministry.

Elron Electronic Industries Ltd. (TASE & NASDAQ: ELRN), a member of the IDB Holding group, is a leading Israel-based technology holding company directly involved in the long-term performance of its group companies. Elron identifies potential technologies, creates strategic partnerships, secures financing, and recruits highly qualified management teams. Elron’s group companies currently comprise a diverse range of publicly-traded and privately held companies primarily in the fields of medical devices, information & communications technology, clean technology and semiconductors. For further information, please visit www.elron.com

Company Contact:
Rinat Remler, Vice President & CFO
Elron Electronic Industries Ltd.
Tel. 972-3-6075555
elron@elron.net

(Any statements in this press release that may be considered forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially. Actual results may differ from such forward-looking statements due to the risk factors discussed in periodic reports filed by the Company with the Securities and Exchange Commission, which the Company urges investors to consider).